UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No.   )*

          ARMORED STORAGE INCOME INVESTORS LIMITED PARTNERSHIP
                     (an Arizona Limited Partnership)
                            (Name of Issuer)

                        Limited Partnership Units
                     (Title of Class of Securities)

                                 NONE
                            (CUSIP Number)

    David Goldberg, 701 Western Avenue, Suite 200, Glendale, California
                   91201-2397, 818/244-8080, ext. 529
        ---------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            June 17, 1996
        (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
   and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       1,058

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       1,058

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             1,058

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             7.1%

   14   Type of Reporting Person*
             CO

   Item 1.     Security and Issuer

         The class of securities to which this Statement on Schedule 13D relates is the limited partnership units (the "Units"), of Armored Storage Income Investors Limited Partnership, an Arizona Limited Partnership (the "Issuer"). The address of the principal executive office of the Issuer is 3839 N. 3rd Street, Suite 108, Phoenix, Arizona 85012.

   Item 2.     Identity and Background

         This Statement on Schedule 13D is being filed by Public Storage, Inc. ("PSI"). PSI is a fully integrated, self-administered and self-managed real estate investment trust, organized as a corporation under the laws of California, that acquires, develops, owns and operates self-service mini-warehouse facilities. The principal executive offices of PSI are located at 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

         The directors and executive officers of PSI, their employers, addresses and current positions are listed below. Unless otherwise indicated, each person's address is the same as the address of PSI listed above.

   Name of Director
   or Executive           Employer/Address/
   Officer of PSI         Nature of Business     Current Position
   --------------         ------------------     ----------------

   B. Wayne Hughes        PSI                    Chairman of the Board and
   (Executive Officer                            Chief Executive Officer
   and Director)

   Harvey Lenkin          PSI                    President
   (Executive Officer
   and Director)

   Hugh W. Horne          PSI                    Senior Vice President
   (Executive Officer)

   Ronald L. Havner, Jr.  PSI                    Senior Vice President and
   (Executive Officer)                           Chief Financial Officer

   Obren B. Gerich        PSI                    Senior Vice President
   (Executive Officer)

   Marvin M. Lotz         PSI                    Senior Vice President
   (Executive Officer)

   David Goldberg         PSI                    Senior Vice President and
   (Executive Officer)                           General Counsel

   Mary Jayne Howard      PSI                    Senior Vice President
   (Executive Officer)

   Sarah Hass             PSI                    Vice President and
   (Executive Officer)                           Secretary

   John Reyes             PSI                    Vice President and
   (Executive Officer)                           Controller

   Robert J. Abernethy    American Standard      President
   (Director)             Development Company;
                          Self Storage
                          Management Company
                          5221 West 102nd St.
                          Los Angeles, CA 90045
                          Developer and operator
                          of mini-warehouses

   Dann V. Angeloff       The Angeloff           President
   (Director)               Company
                          727 West Seventh St.
                          Suite 331
                          Los Angeles, CA 90017

                          Corporate financial
                          advisory firm

   William C. Baker       Santa Anita            Chairman and Chief
   (Director)               Operating Company    Executive Officer
                          285 West Huntington
                          Drive
                          Arcadia, CA 91007

                          real estate investment
                          trust

   Uri P. Harkham         The Jonathan Martin    President and Chief
   (Director)             Fashion Group          Executive Officer
                          1157 S. Crocker St.
                          Los Angeles, CA 90021

                          Design, manufacture and
                          market women's clothing

                          Harkham Properties     Chairman of the Board
                          1157 S. Crocker St.
                          Los Angeles, CA 90021

                          Real estate

         To the knowledge of PSI, all of the foregoing persons are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

         During the last five years, neither PSI nor, to the best knowledge of PSI, any executive officer, director or person controlling PSI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.     Source and Amount of Funds or Other Consideration

         The 1,058 Units owned by PSI were acquired for an aggregate purchase price (including fees) of $363,120 in cash (which includes 764 Units acquired as of June 17, 1996 for a purchase price of $260,220 in cash and 294 Units acquired on September 25, 1996 for a purchase price of $102,900 in cash), with funds obtained from PSI's working capital.

   Item 4.     Purpose of Transaction

         PSI believes that the acquisition of the Units represents a good investment for PSI and its shareholders. PSI has acquired the Units for investment purposes.

         (a) PSI may acquire additional Units. Any such acquisitions may be made through private purchases, through one or more tender offers or by any other means deemed advisable by PSI.

         (b)-(j)  Not applicable.

   Item 5.     Interest in Securities of the Issuer

         As of June 17, 1996, PSI owned 764 Units, representing approximately 5.1% of the 15,000 Units outstanding. As of September 25, 1996, PSI owned 1,058 Units, representing approximately 7.1% of the Units outstanding. PSI has the sole power to vote and the sole power to dispose of the 1,058 Units owned by it.

         During the 60-day period ending June 17, 1996 and subsequent to that date through September 25, 1996, PSI engaged in the following acquisitions of Units at the following prices:

   Transaction     No. of Units       Type of      Price per
       Date           Bought        Transaction      Unit
   -----------     ------------     -----------    ---------

     4/19/96            724           <F1>          $350.00
     6/17/96             40           <F2>          $170.50
     9/25/96            294           <F1>          $350.00
   _______________

   <F1>  Private purchase.
   <F2>  Purchase through secondary firm.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

   Item 7.     Material to be Filed as Exhibits

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  October 1, 1996               PUBLIC STORAGE, INC.


                                         By: /S/ DAVID GOLDBERG
                                             -------------------
                                             David Goldberg
                                             Senior Vice President
                                             and General Counsel